711 Stewart Avenue, Suite 200

Garden City, New York 11530

(215) 345-0919

June 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ilene Paik

Re:	ProPhase Labs, Inc. – Request for Acceleration
Registration Statement on Form S-3
File No. 333- 257251

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ProPhase Labs, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 257251) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Standard Time on Tuesday, June 29, 2021, or as soon thereafter as practicable.

The Registrant hereby authorizes Wendy Grasso, Esq. of Reed Smith LLP, attorney for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Wendy Grasso, Esq. at (917) 993-3645.

PROPHASE LABS, INC.

/s/ Monica Brady
By:	Monica Brady
Chief Financial Officer